Exhibit 12.1
MAVERICK TUBE CORPORATION
Ratios of Earnings to Fixed Charges
Our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

	Year Ended December 31,
	2005	2004	2003	2002	2001

Income from continuing operations before income taxes	$242,178	$278,762	$41,980	$3,722	$62,656

Fixed charges:
Interest expense including amortized debt issuance costs	14,222	9,795	9,637	4,325	3,090
Capitalized interest	2,035	868	670	616	1,251
Interest portion of rent expense (1)	1,876	1,649	1,332	1,368	1,452

Total fixed charges	18,133	12,312	11,639	6,309	5,793

Plus: amortization of capitalized interest	380	380	380	380	380
Less: capitalized interest	2,035	868	670	616	1,251

Earnings
	$258,656	$290,586	$53,329	$9,795	$67,578

Ratio of earnings to fixed charges (2)	14.3	23.6	4.6	1.6	11.7

(1)	Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2)	This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings are defined as pretax income from continuing operations, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.